August 29, 2024

Cosmin Pitigoi
Chief Financial Officer
Flywire Corp
141 Tremont St #10
Boston, MA 02111

        Re: Flywire Corp
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended June 30, 2024
            File No. 001-40430
Dear Cosmin Pitigoi:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of results for the years ended December 31, 2023 and 2022 Revenue, page 90

1. You state transaction revenue increased by 47.1% primarily due to growth in transaction payment volumes of 33%. Please explain to us and disclose as appropriate how the rate of the increase in transaction payment volumes correlate primarily to the rate of the transaction revenue increase. If other material factors contributed to the rate of the transaction revenue increase, disclose them and their impact. Additionally, you state the increase in platform and usage-based fee revenue was attributable to increased usage by your clients and new clients signed during the year. Please quantify the contribution by each so investors may understand the relative impact. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section III.D of Release No.
       33-6835 (501.04 of our Codification of Financial Reporting Policies) for guidance.
 August 29, 2024
Page 2

2. We note references in your earnings releases and earnings calls for the year ended 2023 and first and second quarters of fiscal 2024 regarding the impact of changes in your
       Canada business. However, it appears you did not disclose this as a known trend or uncertainty in the MD&A of your periodic filings pursuant to Item 303(b)(2)(ii) of
       Regulation S-K. Please disclose this to the extent this circumstance is expected to continue and is material.
Critical Accounting Policies, page 97

3. Goodwill is a larger portion of your total assets at December 31, 2023 than intangible assets, net, and you disclose in the notes to the financial statements on page 117 your significant estimates and assumptions include impairment assessment of goodwill as well as intangibles. You provide disclosure here for intangible assets, net, but not goodwill.
       Please tell us your consideration of disclosing the accounting for and impairment testing of goodwill as a critical accounting policy. Refer to Item 303(b)(3) of Regulation S-K, instruction 3 of instructions to paragraph (b) and section V of Release No. 33-8350 for guidance.
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

4. You have a history of reported operating and net losses for several interim and annual periods. Please specifically discuss here, under "Business Continuity" on page 37 or elsewhere as appropriate in your periodic filings to the extent this situation continues to exist whether this is a known trend. In doing so, describe matters that have had a material impact on reported operations, as well as those reasonably likely based on your assessment to have a material impact on future operations. For example, consider discussing the operational reasons for the losses, what you must do to generate positive results and when you expect, if practicable, to generate positive operating results. Refer to
       Items 303(a) and (b)(2)(ii) of Regulation S-K and trend information within Release No.
       33-6835 and 33-8350 for guidance.
Key Operating Metrics and Non-GAAP Financial Measures , page 31

5. Please relocate the portion of your disclosure of non-GAAP information from the section starting on page 32 with "Revenue Less Ancillary Services ...and Non-GAAP Operating
       Expenses" through "Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses" to follow your discussion and analysis of actual results for
       prominence pursuant to Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
 August 29, 2024
Page 3
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 44

6. Please provide a more fulsome comparative analysis and discussion of changes in the reported amount of operating cash flows, including changes in working capital components, for interim and annual periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item
       303(a),(b) and instruction 1 to instructions to paragraph (c) of Regulation S-K and the introductory paragraph of section IV.B and all of section B.1 of Release No. 33- 8350.
       Also, quantify factors cited pursuant to section III.D of Release No. 33-6835.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services